



MY OTHER TEAM IS MEXICO
TASTES SO MUCH
LIKE COKE
WE SHOULD SUE OURSELVES
Powerful Jeep Ad for Veterans Day Stars the Only Vehicle to Ever Receive a Purple Heart
The Time Google Enticed Job Applicants With a Math Riddle

Carter Nance · 2nd

Modern Marketing Leader | CMO

Austin, Texas, United States · Contact info

500+ connections

Pit Liquor by Distilled Bath and Body, Inc

Southern Methodist University

Experience



CMO
Pit Liquor by Distilled Bath and Body, Inc · Contract
Aug 2021 - Present · 8 mos
Fort Collins, CO; Austin, Texas (Remote)

• Responsible for all aspects of full-funnel marketing machine spanning strategy, creative execution, video, social, influencer, email, SMS, subscription and loyalty programs
...see more



EVP, Global Client Lead
BBDO San Francisco
Oct 2017 - Nov 2020 · 3 yrs 2 mos

Lead the integrated Omnicom agency offering for Wells Fargo spanning creative, strategy, digital, media and PR across eight agencies with billings in excess of $70 million.
...see more





SVP, Chief Client Officer
GSD&M
Aug 2015 - May 2017 · 1 yr 10 mos
Austin, Texas

Management of Account Leadership group at GSD&M. Honed a strong Account Leadership culture based on critical thinking, innovation and partnership with strategy and creative teams.



Crispin Porter + Bogusky
15 yrs 3 mos
Miami/Fort Lauderdale Area

EVP, Managing Director
Nov 1999 - 2015 · 15 yrs 3 mos

• Created and implement strategic vision for the Miami office. Oversaw operations and day-to-day management of the 140 person office
• Lead all business development efforts



War at Home
David Guttenfelder photographs war. But after more than 20 years abroad, he's come home and photographed our military's deadliest battlegrounds—the living rooms, bedrooms, backyards and garages where our vets are dying by suicide....

EVP Group Account Director
Nov 1999 - Jan 2014 · 14 yrs 3 mos

• Led Domino's Pizza team that helped deliver industry-leading fifth straight year of positive comp sales
• Spearheaded strategic evolution of Domino's brand and oversaw multi-platform campaigns and innovations that were acknowledged with awards from Fast Company and



Domino's® Pizza Turnaround
"Domino's Pizza Turnaround" The true story of how Domino's listened to its harshest critics and made their best pizza ever. Starring actual Domino's employees. www.pizzaturnaround.com

Account Director
Nov 1999 - Jan 2014 · 14 yrs 3 mos

• Led pitch team to Domino's win. Orchestrated Domino's Pizza Turnaround campaign which resulted in greatest quarterly sales jump in QSR history - 14.3%+
• Owned relationship with Coca-Cola brands: Coke Zero and Sprite. Launched Coke Zero "Brand Managers" campaign that contributed to large gains in awareness,



"Coke vs Coke Zero"
Case Study spotlighting a most unconventional way to market a Coca-Cola-owned beverage.

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Account Executive
Young & Rubicam
1995 - 1999 · 4 yrs

Learned the trade and cut my teeth on AT&T Corporate Branding, Colgate Palmolive, Star Alliance

Learned the trade and cut my teeth on AT&T Corporate Branding, Colgate Palmolive, Star Alliance

Education



Southern Methodist University
Bachelor's Degree, Political Science
1988 - 1992

Activities and societies: Disc Jockey - KSMU Radio;
Vice President, Amnesty International, SMU Chapter